September 27, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F St. NE

Washington, DC 20549

Attention:	Jennifer Fugario
Patrick Gilmore

Re:	Medidata Solutions, Inc
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 13, 2012
File No. 001-34387

Ladies and Gentlemen:

Medidata Solutions, Inc. (the “Company”) submits this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”) received via facsimile dated September 7, 2012 relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

Item 8. Financial Statements and Supplementary Data

Note 2. Summary of Significant Accounting Policies

Revenue Recognition

Application Services, page F-7

1.	We note your disclosure that application services include the sale of software licenses and hosting and other support services to be provided over a specified term and that revenue is recognized over the term of the arrangement taking into account whether optional renewal periods are likely to be exercised. In your response letter dated May 15, 2009 related to our prior comment 8, we note that the license represents a non-refundable up-front fee that has no standalone value to the customer and as a result, it is included with other deliverables in the arrangement as a combined unit of accounting. For arrangements where optional renewal periods are likely to be exercised, please clarify whether the combined unit of accounting that includes the non-refundable up-front fee and hosting and other services is recognized ratably over the extended term of the arrangement and if so, please tell us your consideration for recognizing only the non-refundable up-front fee over the extended term of the arrangement. As part of your response, please provide an example transaction that includes these features and how you are accounting for it. Refer to SAB Topic 13.A.3.f.

Response: The Company notes the Staff’s comment. We were not required to include the discussion on non-refundable up-front fees because it was no longer applicable nor is it applicable to future filings. Such discussion was required in prior filings due to on-going arrangements that included these features. There were no arrangements with these features during the periods covered by the Form 10-K for the fiscal year ended December 31, 2011. The

Company’s cloud-based products are now sold through a subscription-based license model. Under this structure, we no longer charge a non-refundable up-front fee related to the license. For arrangements that include optional renewal periods, the Company evaluates the pricing under ASC 605-25 to determine if a significant incremental discount exists that would then be accounted for as a separate element of the arrangement.

We therefore respectfully believe this portion of the Staff’s comment is no longer applicable.

Multiple-Element Arrangements, page F-8

2.	We note that you adopted ASU No. 2009-13 on January 1, 2011. As part of your disclosures concerning adoption of this guidance, you indicate that professional services were determined to have standalone value because those services are sold separately by other vendors. However, in connection with your disclosures regarding why you do not utilize third-party evidence of selling price, you indicate that your services are incompatible with other vendors. This appears to suggest that your professional services are different from the services offered by other vendors. Please clarify and, in view of the foregoing, provide us with additional details regarding your determination that professional services have standalone value on the basis that those services are sold separately by other vendors.

Response: The Company notes the Staff’s comment. The professional services provided by the Company primarily consist of implementation, simple interface creation, configuration, data testing, and documentation of procedures during the clinical trial. The Company regularly sells such services to customers on a standalone basis. Further, the Company has a training program that enables our business partners to implement the Company’s application services along with their own project and data management services. Through various accreditations, our partners are trained to independently offer services in support of our application services. Based on the above facts, the Company has determined that the professional services meet the first standalone criteria in ASC 605-25-5a.

During the adoption of ASU No. 2009-13, the Company reviewed the selling price hierarchy to determine if vendor-specific objective evidence (“VSOE”) or third-party evidence (“TPE”) existed. Based on historical transaction data, the Company was not able to establish VSOE. The Company’s partners primarily offer end-to-end clinical trial outsourcing services. Our hosted solution and related professional services represent only a small component of the partner’s overall offering. Further, the professional services standard rates charged by the partner are reflective of the end-to-end clinical trial services as a whole. As a result, we are unable to reliably determine our partners’ selling prices on a stand-alone basis.

These facts led the Company to conclude that, while the services provided by the Company and its partners are similar enough for purposes of evaluating value on a standalone basis, the distinction precludes reliance on TPE. The Company will clarify the disclosure relating to TPE in future filings with the following:

“The Company uses ESP to determine the selling price for professional services when sold in multiple-element arrangements. Due to insufficient reliable pricing data, we are unable to establish VSOE. While other vendors offer similar services, they represent a small component of the vendor’s overall offerings. As a result, the Company is unable to reliably determine third party selling prices on a stand-alone basis.”

Note 12. Earnings Per Share, page F-26

3.	Please clarify whether the holders of nonvested restricted stock awards have nonforfeitable rights to dividends or dividend equivalents. In this regard, tell us whether you consider these awards to be participating securities that should be included in your computation of earnings per share under the two-class method. Refer to ASC 260-10-45-61A.

Response: The Company notes the Staff’s comment. Please be advised that none of the Company’s restricted stock awards contain nonforfeitable rights to dividends or dividend equivalents, which are subject to forfeiture if the awards do not vest. Accordingly, these awards are not considered to be participating securities that should be included in our computation of basic earnings per share under the two-class method as stated in ASC 260-10-45-61A. In future filings, we will include the following additional disclosure:

“The holders of unvested restricted stock awards do not have nonforfeitable rights to dividends or dividend equivalents and therefore, such unvested awards do not qualify as participating securities.”

Note 13. Income Taxes, page F-27

4.	Please tell us whether you have undistributed earnings from foreign subsidiaries with no related tax liability and if so, tell us what consideration was given to providing the disclosures required under ASC 740-30-50.

Response: The Company notes the Staff’s comment. The Company does not have undistributed earnings from its foreign subsidiaries that would require the recognition of a deferred tax liability, and therefore, the disclosure requirement under ASC 740-30-50 is not applicable to us. All of the taxes accrued on the Company’s undistributed earnings from its foreign subsidiaries are included in U.S. current income taxes under Internal Revenue Code Section 956. As a result, no deferred income tax liability associated with the Company’s undistributed earnings was recorded. The Company will include an additional disclosure to clarify this matter in future filings similar to the following:

“All of the taxes accrued on the Company’s undistributed earnings from its foreign subsidiaries are included in U.S. current income taxes under Internal Revenue Code Section 956. As a result, no deferred income tax liability associated with the Company’s undistributed earnings was recorded.”

Note 14. Commitments and Contingencies

Legal Matters, page F-31

5.

We note that you paid $6.3 million to Datasci in December 2011 in connection with the settlement agreement. We further note the disclosures you provide here in your Form 10-Q for the quarterly period ended September 30, 2011 as to why you did not previously record a liability in connection with this matter. Please note that if there is at least a reasonable possibility that a loss exceeding amounts already recognized, in your case zero, may have been incurred, you must either disclose an estimate of the additional loss or range of loss, or state that such an estimate cannot be made or, if true, state that the estimate is immaterial with respect to your financial statements as a whole. Refer to ASC 450-20-50. Please confirm that you will revise your disclosure in future filings accordingly.

Response: The Company notes the Staff’s comment and agrees to incorporate additional required disclosures in ASC 450-20-50 in its future filings. Specifically, for litigation where there is at least a reasonable possibility that a loss may have been incurred and where no liability had been previously recorded and an estimate could not be made at the time of the filing, the Company will include additional disclosure similar to the following:

“Additionally, given the status of the proceedings, the complexities of the facts in dispute and the multiple claims involved, the Company is unable to estimate any loss or range of losses related to this litigation.”

In filing this response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me at (212) 918-1800 should you have further questions.

Sincerely,

/s/ Cory Douglas

Cory Douglas

Chief Financial Officer

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